Filed by Teleglobe Bermuda Holdings Ltd
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934
                                                    Subject Company:  ITXC Corp.
                                                   Commission File No. 000-26739
                                                                   Press Release

[GRAPHIC OMITTED][GRAPHIC OMITTED]

PRESS RELEASE
FOR IMMEDIATE RELEASE

INVESTOR CONTACT:
Anthony Servidio, CFO
1.609.750.3302
ir@itxc.com

                         ITXC HAD RECORD FOURTH QUARTER
                            REVENUES OF $97.9 MILLION

              o FULL YEAR REVENUES INCREASED 26% TO $338.4 MILLION

                     o FULL YEAR MINUTES EXCEEDED 4 BILLION

FEBRUARY 18, 2004 -- PRINCETON, NEW JERSEY -- ITXC CORP.(R) (NASDAQ: ITXC) had revenues of $97.9 million for the fourth quarter of 2003, an increase of 31% from the same quarter of 2002 and a sequential increase of 31% from the third quarter of 2003.

The Company's net loss for the fourth quarter of 2003 was $11.1 million. This compared to a net loss for the fourth quarter of 2002 of $19.2 million and a net loss for the third quarter of 2003 of $9.9 million.

The Company's net loss per share was $0.26 for the fourth quarter of 2003 compared to a net loss per share of $0.44 for the fourth quarter of 2002 and a $0.23 net loss per share in the third quarter of 2003. The weighted average shares outstanding for the fourth quarter of 2003 were 43.3 million compared with 44.0 million for the fourth quarter of 2002 and 43.2 million for the third quarter of 2003.

The Company had revenues minus data communications and telecommunications expenses and minus network operations expenses for the fourth quarter of 2003 of $5.8 million as compared to $5.5 million in the fourth quarter of 2002 and $3.9 million in the third quarter of 2003.

During the fourth quarter of 2003 the Company had SG&A expense of $9.8 million. Of this amount, $1.4 million represents transaction, integration and employee retention expenses relating to the proposed merger between ITXC and Teleglobe. The Company anticipates that it will incur approximately $1.6 million of such transaction, integration and employee retention expenses during the first quarter of 2004.

During the fourth quarter of 2003, the Company wrote off the remainder of its South American investment, Telenova, which resulted in a $500,000 charge. The Company also wrote off the remaining carrying value of an intangible asset related to an exclusive contract in Lithuania, which was acquired in the Nexcom Telecommunications acquisition in May 2002. This write off resulted in a $2.0 million charge in the fourth quarter. After this write off, future amortization of intangibles expenses will be reduced by approximately $100,000 per quarter.

The two write-offs and the merger related expenses referred to above, increased the net loss in the fourth quarter of 2003 by $3.9 million or $0.09 per share.

The Company used $3.6 million in cash during the quarter compared with $18.0 million in the fourth quarter of 2002 and $4.5 million during the third quarter of 2003. The Company ended the quarter and year with over $52.8 million of cash, cash equivalents and marketable securities (of which $6.3 million represents restricted cash) and only $0.8 million of long-term debt, which is related to capital leases.

Pursuant to the merger agreement with Teleglobe, the Company no longer has any outstanding buyback authorization. During the quarter the Company purchased no shares under its prior buyback authorizations.

FULL YEAR RESULTS

Revenues for the year 2003 were $338.4 million, up 26% from $268.4 million in 2002. The Company's net loss in 2003 was $50.5 million compared to $40.3 million in 2002. For 2003, the Company's net loss per share was $1.18 compared to $0.88 in 2002.

Minutes of traffic for 2003 were approximately 4.1 billion versus approximately
3.1 billion minutes for 2002. This is a 31% increase year over year.

OTHER RECENT NEWS

    o In Q403, ITXC established over 50 new connections with VoIP-based carriers using its new carrier-class VoIP Internetworking capability - VoIPLink. ITXC handled over 70 million minutes in the quarter via the new connection model and is now exchanging over 150 million minutes per month with internetworked VoIP carriers, including earlier generation VoIP connections that are currently being upgraded to the new carrier-class model.
    o ITXC increased its portfolio of interconnected carriers. Announced interconnects include Dancris in the US, Mobicom in Mongolia, Lanka Bell in Sri Lanka, Comstar in Russia, CTBC in Brazil, and MegaFon in Russia.
    o ITXC opened a new switchless carrier facility in Hong Kong to enable Asian voice carriers with Hong Kong PSTN facilities to immediately gain the full benefits of ITXC.net. Multiple carriers are connected at the new Hong Kong facility or "SuperPoP" and traffic has been ramping.
    o On Monday, December 15, ITXC carried its billionth minute of international voice traffic for the fourth quarter which ended on December 31, 2003. Since the first minute carried in April 1998, ITXC has delivered nearly 10 billion minutes of voice service to carrier customers around the world over ITXC.net. Also in December, ITXC.net experienced its first 20 million minute day and its first 1 million minute hour.
    o ITXC and Teleglobe International Holdings Ltd, signed a definitive merger agreement during the quarter. Early termination of the Hart-Scott-Rodino review period has been received and Teleglobe Bermuda Holdings Ltd has filed a registration statement on Form S-4 with the SEC which is available on the SEC website at http://www.sec.gov/Archives/edgar/data/1278739/000104746904003562/
        a2126758zs-4.htm. (Due to the length of this URL, it may be necessary to copy and paste this hyperlink into your Internet browser's URL address field.) The merger is subject to a number of conditions including approval by ITXC shareholders which will be sought once the registration statement has been declared effective by the SEC.

CHAIRMAN EVSLIN'S COMMENTS

"It is a pleasure to be able to report renewed growth in traffic, revenue, and margin in the fourth quarter - especially after the weakness in the previous quarter. We have recovered from that and then some. Beyond seasonality, I believe this strength is due to three factors:

"1. The advantage our highly automated proprietary routing system gives us. We are continuing to improve the system and our ability to use it. Moreover, we continue to develop tools which let our suppliers and customers interact directly with our systems. I don't believe this kind of routing can be done on an hierarchical PSTN network.

"2. Rapid adoption of VoIP by both traditional and non-traditional carriers. Our recently announced VoIPLink Service gives us a unique ability to serve these carriers with a direct VoIP interconnect.

"3. Great focus by all ITXC employees despite the announcement of a proposed merger and the distraction of planning for that merger.

"The growth in the fourth quarter of 2003 has carried over to January, 2004 although this quarter will not benefit from as many holidays."

                                       ###

ABOUT ITXC:

ITXC Corp. is one of the world's leading carriers based on minutes of international traffic carried. As a carriers' carrier, ITXC serves all major carriers in the US; many incumbent carriers worldwide including China Telecom, PLDT, Telkom South Africa, Telecom Colombia, Telenor, Telia, and VSNL; and emerging and competitive carriers including Intelig in Brazil, Vietel in Vietnam and Data Access in India. ITXC also serves a growing number of mobile carriers including China Mobile and Smart Communications, leading mobile carriers in their respective markets.

ITXC is the global market segment share leader in VoIP international calling and one of the largest international voice carriers of any kind. ITXC's VoIP network connects to circuit networks using switchless ITXC SuperPoPs in London, Frankfurt, Hong Kong, LA, and NJ or using ITXC-managed SNARCs (TM) collocated in the customer's central office. ITXC.net connects to VoIP-enabled networks with direct peer VoIP interconnects. Approximately a third of ITXC's current traffic is originated or terminated via a direct VoIP interconnect. ITXC has VoIP interconnects with over 140 carriers or service providers in 60 countries.

For more information about ITXC, please visit WWW.ITXC.COM

ADDITIONAL INFORMATION REGARDING THE MERGER AND WHERE TO FIND IT Teleglobe Bermuda Holdings Ltd has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the proposed merger. The initial filed registration statement is available on the SEC website at http://www.sec.gov/Archives/edgar/data/1278739/000104746904003562/
a2126758zs-4.htm. (Due to the length of this URL, it may be necessary to copy and paste this hyperlink into your Internet browser's URL address field.) In addition, ITXC and Teleglobe will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION ALREADY FILED AND TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any offer of securities will only be made pursuant to the Proxy Statement/Prospectus. These documents will be made available without charge on the SEC's web site at WWW.SEC.GOV and may be obtained without charge from the SEC at telephone number 1-800-SEC-0330. INVESTORS SHOULD

READ THE PROXY STATEMENT/ PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ITXC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC's filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at HTTP://WWW.SEC.GOV or by contacting ITXC investor relations at 609 750 3333 or ir@itxc.com.

The officers and directors of ITXC and Teleglobe may have interests in the merger, some of which may differ from, or may be in addition to, those of the shareholders of ITXC and Teleglobe generally. A description of the interests that the officers and directors of the companies have in the merger will be available in the Proxy Statement/Prospectus.

PARTICIPANTS IN THE SOLICITATION
ITXC and its directors, executive officers and other members of their management and employees may be soliciting proxies from its shareholders in favor of the merger. Information about the directors and the executive officers of ITXC and their ownership of ITXC common stock is set forth in ITXC's Form 10-K for the fiscal year ended December 31, 2002.

FORWARD-LOOKING STATEMENTS
ITXC has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning ITXC's business, operations and financial condition. "Forward-looking statements" consist of all non-historical information, and the analysis of historical information, including any references to future revenue growth, future expense growth, future credit exposure, future profitability, anticipated cash resources, anticipated capital expenditures, capital requirements, and the Company's plans for future periods. In addition, the words "could", "expects", "anticipates", "objective", "plan", "may affect", "may depend", "believes", "estimates", "projects" and similar words and phrases are also intended to identify such forward-looking statements.

Actual results could differ materially from those projected in the Company's forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, (i) uncertainties inherent in the execution of the proposed merger with Teleglobe, including but not limited to, transaction costs, the subsequent integration effort and retention of key employees, customers and suppliers through the merger process; the inability to capture anticipated synergies; the risk of disapproval or delay by governmental entities of the proposed transaction; the risks of delay in consummation of the transaction; the ability of Cerberus Capital Management, L.P., Teleglobe's current controlling shareholder and majority owner of Teleglobe after the merger, to exert control over the combined company; the risk that Teleglobe is not currently a publicly traded company; the risk that material adverse changes to either entity may prevent the transaction from closing or render it less desirable than anticipated; and the risk that Teleglobe may not be able to effectively execute its business plan and (ii) other risks, including the volatile and competitive environment for Internet telephony and telecommunications; changes in domestic and foreign economic, market and regulatory conditions; the inherent uncertainty of financial estimates and projections; uncertainly inherent in litigation; unanticipated technological difficulties; the risk that Teleglobe may not be able to access sufficient capital; the creditworthiness of and relationship with our customers; Teleglobe's anticipated debt level and the inherent lack of flexibility resulting therefrom; future transactions; risks inherent in being subject to significant regulation; the possibility that the merger may not close; and other considerations described as "Risk Factors" in Exhibit 99.1 to ITXC's Annual Report on Form 10-K for the year ended December 31, 2002 and in other filings by ITXC with the SEC and the other considerations described as "Risk Factors" in the Registration Statement on Form S-4 filed by Teleglobe Bermuda Holdings Ltd with the SEC. All such forward-looking statements are current only as of the date on which such statements were made. ITXC does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.


                                                     ITXC CORP. OPERATING RESULTS
                                                  Statement of Operations Information
                                                               Unaudited

                                                                                  Three Months ended December 31,
                                                                                     2003                  2002
                                                                            ----------------------------------------
Total revenues                                                                 $ 97,895,280         $ 74,535,460
Costs and expenses:
Data communications and telecommunications (excluding depreciation shown
separately below)                                                                89,700,750           66,907,566
Network operations (excluding depreciation shown separately below)                2,359,283            2,176,616
Selling, general and administrative (excluding depreciation shown separately below and exclusive of equity related charges included in
non-cash employee compensation)                                                   9,840,063            9,317,233
Depreciation                                                                      4,731,788            6,748,767
Amortization and write-off of intangibles                                         2,146,352              121,353
Loss associated with investments                                                    500,000              700,000
Impairment of fixed assets                                                                -            7,538,697
Restructuring charges                                                                     -              409,285
Non-cash employee compensation                                                       66,000                    -
                                                                            ---------------      ---------------
  Total costs and expenses                                                      109,344,236           93,919,517
                                                                            ---------------      ---------------
Loss from operations                                                            (11,448,956)         (19,384,057)
Interest income, net                                                                127,330              388,139
                                                                            ---------------      ---------------
Loss before income taxes                                                        (11,321,626)         (18,995,918)
                                                                            ---------------      ---------------
Income tax expense                                                                 (216,100)             246,587
                                                                            ---------------      ---------------
Net loss                                                                    $   (11,105,526)     $   (19,242,505)
                                                                            ===============      ===============

Basic and diluted net loss per share                                        $         (0.26)     $         (0.44)
                                                                            ===============      ===============

Weighted average shares used in computation of basic and
    diluted net loss per share                                                   43,283,101           43,979,900



                                                     ITXC CORP. OPERATING RESULTS
                                                  Statement of Operations Information
                                                               Unaudited


                                                                              Twelve Months ended December 31,
                                                                                  2003                 2002
                                                                          ------------------------------------------
Total revenues                                                                $ 338,426,439        $ 268,381,563
Costs and expenses:
Data communications and telecommunications  (excluding depreciation
shown separately below)                                                         307,967,299          234,316,147
Network operations (excluding depreciation shown separately below and exclusive of equity related charges included in non-cash employee
compensation)                                                                     9,251,165            8,178,036
Selling, general and administrative (excluding depreciation shown
separately below and exclusive of equity related charges included                47,862,249           31,362,984
in non-cash employee compensation)
Depreciation                                                                     20,914,363           25,220,322
Amortization and write-off of intangibles                                         2,510,412              352,080
Loss associated with investments                                                    500,000              700,000
Impairment of fixed assets                                                                -            7,538,697
Restructuring charges                                                               624,639            1,773,657
Non-cash employee compensation                                                       66,000            1,394,722
                                                                            ---------------       --------------
  Total costs and expenses                                                      389,696,127          310,836,645
                                                                            ---------------       --------------
Loss from operations                                                            (51,269,688)         (42,455,082)
Interest income, net                                                                834,074            2,576,601
                                                                            ---------------       --------------
Loss before income taxes                                                        (50,435,614)         (39,878,481)
                                                                            ----------------      --------------
Income tax expense                                                                  107,716              397,087
                                                                            ---------------       --------------
Net loss                                                                    $   (50,543,330)      $  (40,275,568)
                                                                            ===============       ==============

Basic and diluted net loss per share                                        $         (1.18)      $        (0.88)
                                                                            ===============       ==============

Weighted average shares used in computation of basic and
    diluted net loss per share                                                   43,009,130           45,590,008




                                                              ITXC CORP.
                                                 Condensed Consolidated Balance Sheet


                                                                              December 31,         December 31,
                                                                                 2003                  2002
                                                                              (Unaudited)
Cash and cash equivalents                                                      $ 22,364,142         $ 35,242,442
Marketable securities                                                            30,402,118           60,433,091
Accounts receivable, net                                                         41,265,689           25,332,565
Prepaid expenses and other current assets                                         5,403,759            5,360,230
                                                                             --------------       --------------
  Total current assets                                                           99,435,708          126,368,328

Property and equipment, net                                                      27,750,964           34,727,391
Intangible assets, net                                                            8,092,476           10,602,888
Other assets
                                                                                    259,453              871,449
                                                                             --------------       --------------
  Total assets                                                               $  135,538,601       $  172,570,056
                                                                             ==============       ==============


Accounts payable and accrued liabilities                                       $ 48,138,025         $ 34,664,232
Other liabilities                                                                   768,426              624,567
Current portion of capital lease obligations                                      1,038,323            2,127,729
                                                                             --------------       --------------
  Total current liabilities                                                      49,944,774           37,416,528

Capital lease obligation, less current portion                                      761,129              171,503

Common stock                                                                         47,205               46,675
Additional paid in capital                                                      460,462,616          459,832,135
Accumulated other comprehensive income                                             (119,811)             117,197
Accumulated deficit                                                            (365,743,501)        (315,200,171)
Treasury stock                                                                   (9,813,811)          (9,813,811)
                                                                             ---------------      ---------------
  Total stockholders' equity                                                     84,832,698          134,982,025

Total liabilities and stockholders' equity                                   $  135,538,601       $  172,570,056
                                                                             ==============       ==============


Notes:

Cash and cash equivalents as of December 31, 2003 and as of December 31, 2002 include approximately $6.3 million and $2.2 million, respectively, in restricted cash.
